So
2/25/03

03001558

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2003
WASH, D.C.
155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APEX SECURITIES INC DBA Apex Pryor Securities, a Division of Rice Financial Products

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Clay Street, Suite 1310
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Murray 713-650-1122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Pryor Securities, a Division of Rice Financial Products, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA LOVING
Notary Public, State of Texas
My Commission Expires
May 13, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Accountant's Supplementary Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
Apex Securities, Inc.:

We have audited the accompanying statements of financial condition of Apex Securities, Inc. (the Company) as of December 31, 2002 and 2001. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Apex Securities, Inc. as of December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 7, 2003

APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	953,882	512,764
Investment securities, at fair value (note 2)		—	846,359
Fees and other receivables (note 8)		319,506	980,057
Deposit with clearing organization (note 3)		150,382	151,899
Income taxes receivable (note 4)		2,890	—
Other assets		600	1,083
	$	1,427,260	2,492,162
Liabilities, Subordinated Borrowings, and Stockholder's Deficit			
Liabilities:			
Accounts payable and accrued liabilities	$	44,650	370,967
Payable to clearing organization (note 3)		—	865,871
Income taxes payable (note 4)		—	7,208
Total liabilities		44,650	1,244,046
Subordinated borrowings (note 6)		1,776,507	1,610,257
Stockholder's deficit (note 7):			
Common stock, $0.20 par value. Authorized 10,000,000 shares; issued and outstanding 101,719 shares		20,344	20,344
Accumulated deficit		(414,241)	(382,485)
Total stockholder's deficit		(393,897)	(362,141)
Commitments (note 5)			
	$	1,427,260	2,492,162

See accompanying notes to statements of financial condition.

(1) Nature of Organization and Summary of Significant Accounting Policies

(a) Nature of Organization

Apex Securities, Inc. (the Company) was incorporated on November 5, 1987 under the laws of the State of Texas and is a wholly owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

(b) Liquidity and Capital Resources

During 2002, the Company had a net loss of approximately $32,000, increasing the total accumulated deficit to approximately $394,000. Management of Rice, the Company's parent, has committed to finance the Company, through the issuance of subordinated debt, in order to satisfy cash and capital requirements for the foreseeable future.

(c) Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

(e) Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Investment securities are reported at fair value. The fair values of investment securities are based on quoted market prices at the reporting date for those or similar investments. Any unrealized gains and losses are included in the statements of operations.

(f) Depreciation

Depreciation of office equipment is provided using the straight-line method based on estimated useful lives of three years.

(g) Federal and State Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and

(Continued)

their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The State of Texas franchise tax owed is the higher of a designated percentage of capital or a designated percentage of adjusted taxable income, payable annually. Although the franchise tax is paid subsequent to year end, the portion of the franchise tax attributable to the Company's earnings is accrued in the fiscal year the earnings are recognized.

(2) Investment Securities

The Company invests in municipal and general obligation bonds. At December 31, 2001, these securities were classified as investment securities and were reported at fair value. At December 31, 2001, these securities had a cost of $865,871 and a fair value of $846,359. The unrealized loss recognized on these securities was $19,512 at December 31, 2001.

(3) Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of approximately $150,000 be maintained by the Company. The deposit with the clearing organization is secured by marketable securities owned, bears interest at a rate determined by the clearing organization, and is due on demand. There was a payable of $865,871 to the clearing organization as of December 31, 2001, which related to unsettled trades.

(4) Income Taxes

Significant temporary differences that give rise to U.S. federal net deferred tax asset as of December 31, 2002 and 2001 are as follows:

		2002	2001
Deferred tax asset:			
Loss carryforwards	$	—	—
Other		4,626	7,825
Total gross deferred tax asset		4,626	7,825
Less valuation allowance		(4,626)	(7,825)
Net deferred tax asset	$	—	—

A valuation allowance is provided for the deferred tax asset as management believes it is more likely than not that these assets may not be realized. During the years ended December 31, 2002 and 2001, the Company's valuation allowance increased (decreased) by $3,199 and ($160,383), respectively.

(5) Commitments

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts which may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2002 and 2001.

The Company leases office facilities and equipment under noncancelable operating leases expiring through September 2004. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. At December 31, 2002, future minimum rental commitments on such leases are as follows:

	Amount
Year ending December 31:	
2003	54,795
2004	36,530

(6) Subordinated Borrowings

The borrowings under subordination agreements, including accrued interest, at December 31, 2002 and 2001 are as follows:

		2002	2001
Subordinated notes, 10%, due September 28, 2004	$	285,166	265,166
Subordinated notes, 15%, due March 31, 2005		158,750	143,750
Subordinated notes, 15%, due April 30, 2005		234,859	212,359
Subordinated notes, 15%, due September 1, 2005		1,097,732	988,982
	$	1,776,507	1,610,257

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(7) Minimum Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Company had net capital of $1,188,920 which exceeded its required net capital of $100,000 by $1,088,920. The Company's ratio of aggregate indebtedness to net capital was 3.76 to 1.

(Continued)

(8) Related-Party Transactions

The Company has accounts receivable from an affiliate resulting from various transactions. The affiliate receivable of $180,000 and $900,000 at December 31, 2002 and 2001, respectively, is included in fees and other receivables in the accompanying statements of financial condition. The Company earned from the affiliate $180,000 and $1,000,000 for various consulting services performed during the years 2002 and 2001, respectively. During the year 2001, the Company's employee also performed certain services on behalf of the affiliate for which the Company was reimbursed $159,000.

The Company has a management agreement with an affiliate whereby the affiliate manages the operations of the Company. No management fee was paid or incurred during 2002 and 2001.

(9) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession of Control Requirements" are not required.